                                                                   EXHIBIT 99.2

Motorcycle Industry                                         Page 1 of 4

THIS IS A FINAL PROJECT FOR BUSINESS 292/ UNIVERSITY 292 SPRING 1997 BY MIKE PASCHKE.


THE MOTORCYCLE INDUSTRY

[PHOTO]

Motorcycling is a huge part of American life. According to the Motorcycle Industry Council 31 million people rode a motorcycle, scooter or ATV in 1992. There is such a huge variety of vehicles in this market that motorcycling is such a popular activity. As a comparison to other popular activities such as golfing (23 million) fishing (41 million) and camping (47 million) it is almost surprising to see how popular motorcycling is as a past-time.

BACKGROUND

This industry developed as an affordable alternative to the automobile. The United States had an extremely active market with more than 150 brands in 1911. These machines were basically bicycles with small engines. By the end of the depression only two manufactories were still around. These were Harley Davidson and Indian. The only real competition left was Henry Ford's Model T. Indian closed down shop in 1953.

Harley Davidson started production in 1903. The company survived by having a diverse product line, technological advancements and government contracts. They grew to be one of the most recognized names in the US.

In the late 50's and early 60's Harley Davidson saw its next major competition. Japan started exporting motorcycles. These motorcycles were small, efficient, and inexpensive. Honda was the first in the US market in 1959. They were followed by Yamaha in 1960, Suzuki in 1963, the Europeans with BMW in 1965, and Kawasaki in 1967.

INDUSTRY FIGURES

Motorcycle Industry                                         Page 2 of 4


The motorcycle Industry generated $5.1 billion in 1992. This revenue was created by $2.1 billion of new vehicle sales; $1.65 billion from parts, accessories and apparel; $685 million in used vehicle sales; $489 million in labor services; and $110 million in insurance and extended warranties.

In the United States there are approximately 22 manufactories doing business. Of these there are only six majors. They are BMW, Honda, Harley, Kawasaki, Suzuki and Yamaha. There are approximately 9,300 independent dealers consisting of 6,000 non-franchised and 3,300 franchised dealerships. Over 80% of the industries business is done by the franchised dealerships. Roughly 25% of franchised dealers have sales over $1.5 million per year. The average franchised dealer had $800,000, but, the second largest segment had sales of less then $300,000. Over half of the dealerships income is from the sales of new vehicle sales. Accessories, parts and apparel make up about 25% and the rest is from service, insurance and extended warranties.

[PHOTO]

The majority of the non-franchised dealers had sales between $50,000 and $99,000. The next highest segment had sales of less then $25,000. Only 14.3% had sales greater than $250,000. The reason that these dealers sales are so much smaller is due to the fact that 72% of there sales are from parts, accessories, and apparel. They don't sell nearly as many big ticket items.

At first motorcycles were seen as very practical and economical means of transportation. This led to the original competition the forced the industry to evolve and innovate. After W.W.I the practicality of the motorcycle gave way to the automobile. During the following decades motorcyclists were seen as rebels who led a alternative lifestyle. This led to Harley's "Bad Boy" image. This image allowed Harley to maintain its base even as production quality slipped. Their machines were no longer seen as reliable or safe. This led to a great slip of motorcycling as a past time.

The oil crisis of the 70's and the constant "Nice People on motorcycles" advertising from Japan started the Industry back up. From the mid 60's through the 70's motorcycling was becoming more and more popular. The 80's saw a slip in sales again due the economy and a safety concern over 3 wheeled ATVs. But overall, sales were still good and the popularity of motorcycling continued to rise. By 1990 Harley was again a major player in the world and domestic markets. Their image has led to many people buying them to escape corporate life and feel great on the weekends. These customers have helped Harley continually sell everything it can produce.

Public opinion effects this market greatly. During the safety concern in the 80's sales fell. Now in the 90's there is an increased safety awareness. There is support and endorsements for the MOTORCYCLE SAFETY FOUNDATION
(800 447-4700)from every manufacture. These safety classes have helped motorcycle related accidents to continuously decline. Also mandated safety classes for younger riders has also become more popular and effective. The American Motorcyclist Association is also very

Motorcycle Industry                                         Page 3 of 4

active in promoting motorcycling safety and support. There are six main players in this indusrty. They are Honda with 27.2% of the market. Harley Davidson with 20.4% and Yamaha,Suzuki, Kawasaki and BMW following in order. The market shares have changed dramatically over the last few years. The only constant in the last ten years is Honda with the #1 spot. The pertentage within that spot has changed considerably. Many of these companies have had share increases and dereases of over ten points.

HONDA MOTOR CO., LTD.

Originally a piston ring company formed in 1937 by Soichiro Honda. Honda is now one of the largest automobile and motorcycle manufactors in the world. His piston ring company was destroyed by bombs and an earthquake. He sold it to Toyota for in 1945 for almost $800,000. After spending a year drinking and entertaining he established what became the Honda Motor. (Hoover's Handbook of World Business '95-'96) Honda started producing motorcycles in 1948. By 1952 it had 70% of the Japan's motorcycle market. In 1994 it had sales of $5,302 million in its motorcycle division. (A mere 14% of its total sales for the year.

[PHOTO]

HARLEY DAVIDSON

[PHOTO]

William S. Harley, Arthur and Walter Davidson sold three motorcycles in 1903. Arthur and William started experiments with engines and designs while they worked in a bicycle shop in Milwaukee. They tricked Arthur's brother Walter into to moving nearby to help them created their designs. Before the move out of their 10 by 15 foot shed in 1905 their production had risen to 50 units per year. There move put them in their first factory which is now the company's headquarters.

The Harley Davidson motorcycle built to be tougher than anything else. It was the first to have heavy duty wheels and a heavyweight loop frame. Their reputation for having tough motorcycles allowed them to have more commercial sales then their competition. During both WWI and WWII they churned out machines for the US military. It was their commercial endeavors that kept them afloat during the Great Depression. By 1953 Harley Davidson was the only American survivor in the motorcycle industry.

In 1965 facing an image problem and intense foreign competition Harley Davidson went public and nearly lost the company in a hostile takeover. Instead it merged with American Machine and Foundry.

Motorcycle Industry                                         Page 4 of 4

Over the next ten years the production went from 25,328 to 75,403. During the massive addition of production capabilities Harley Davidson reputation for quality was severely hurt.

In 1981 eighteen Harley executives bought the company back from AMF. With this change and a massive change in how the company was managed Harley is once again known for its quality.

In 1992 Harley Davidson had 63.2% of the heavyweight motorcycle market. The closest competition is Honda with 16.2%. Total sales were $940 million and are continuing to increase.

Harley is also supporting its roots by owning 49% of Buell motorcycle company. Eric Buell was fabricating sport motorcycles out of a shed in his yard for many years. Unable to raise enough money on his own Buell now gets research and development money from Harley Davidson. Buell also now has a huge distribution network to help deliver his bikes around the globe.


KAWASAKI MOTOR CORP.

[PHOTO]

Kawasaki Motor Corp. does $800 million in annual revenues. Its parent company Kawasaki Heavy Industries does about $10 billion in annual revenues. This huge presence helped usher Japan into the modern industrial world. It started with Shozo Kawasaki in 1836 when he borrowed 30,00 yen and leased a harbor. While it is not the most popular bike available it does have a reputation for having an extremely powerful engine. Until recently the Kawasaki ZX11 was the fastest production bike available. It had maintained this position for years and it will surely have it again.

ARE YOU CURIOUS? SEARCH MOTORCYCLE ONLINE!

ENTER YOUR SEARCH EXPRESSION AND CLICK ON SEARCH.

SEARCH EXPRESSION:                                    Search
                   --------------------------------   ------
(Boolean searches using AND, BUT or OR are allowed.)

OR TRY THEIR HOME PAGE Motorcycle Online

THIS REPORT GENERATED APRIL 1997 BY MIKE PASCHKE, SONOMA STATE UNIVERSITY. TALK TO ME!

[PHOTO]